Exhibit 99(a)(1)(I)

ICN Fund I, LLC Extends Tender Offer for Tengasco Outstanding Shares of Common Stock Until September 23, 2015

NEW YORK, NY / ACCESSWIRE / September 3, 2015 / Tengasco Inc. (NYSE MKTS: "TGC") - ICN Fund I, LLC announced today that he has extended the expiration date for his tender offer for all of the outstanding voting shares of Common Stock of Tengasco Inc. ("Tengasco") at a price of $0.2736 per share (the "Offer") until September 23, 2015.

Based on information received from the Depositary for the Offer, as of 5:00 p.m., New York City time, on September 3, 2015, approximately 4,260,858 million shares of common stock had been tendered and not withdrawn from the Offer, plus an additional 1,952,121 million shares had been submitted by guaranteed delivery. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration date.

Mr. Rodney Giles stated, "I have extended the expiration date for the Offer until September 23, 2015, in order to provide additional time for regulatory agencies to process the applications required before I may purchase additional Tengasco common shares pursuant to the Offer."

ICN Fund I, LLC announced the Offer on June 26, 2015. The Offer represents approximately a 20% premium to the closing price of Tengasco common shares on NYSE MKTS on June 25, 2015 - the last full trading day prior to the commencement of the Offer.

The Offer is not subject to any financing contingency. Other conditions apply to the Offer, including the tender of 51% outstanding voting common shares and no litigation involving the Offer.

The Offer will expire on September 23, 2015 at 11:59 p.m., New York City time, unless extended. Tenders of shares of all Tengasco outstanding voting shares of Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer will be purchased. The Offer includes withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to acceptance of such shares for payment under the Offer.

ICN Fund I, LLC is the beneficial owner of 3,112,121 million Shares common stock of Tengasco.

THE OFFER IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR ANY SPECIAL MEETING OF TENGASCO'S STOCKHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING.

You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. The Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

CONTACT:

Rodney Giles

281-782-5332

rodney.giles@gmail.com

SOURCE: ICN Fund I, LLC